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SI 04019958 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49046

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 8 2004
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonebridge Associates, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Post Office Square
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Harvey, Jr. (617) 357-1770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name – *if individual, state last, first, middle name*)

90 Canal Street, Boston, MA 02114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Harvey, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonebridge Associates, LLC, as of May 19, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Suzanne Chandler
NOTARY PUBLIC
My commission expires July 16, 2010

Richard A Harvey Jr
Signature

President
Title

Suzanne Chandler
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEBRIDGE ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2004 AND 2003

STONEBRIDGE ASSOCIATES, LLC

Years Ended March 31, 2004 and 2003

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC (the "Company") as of March 31, 2004 and 2003 and the related statements of revenues and expenses, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company changed its method from recognizing revenue in accordance with Statement of Financial Accounting Standard No. 48, *"Revenue Recognition When Right of Return Exists"*, to recognizing revenue in accordance with Security and Exchange Commission Staff Accounting Bulletin No. 101, *"Revenue Recognition in Financial Statements"*.

Brown & Brown, LLP

Boston, Massachusetts
May 12, 2004 except for Note 9, as to which the date is May 31, 2004

90 Canal Street Boston MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

STONEBRIDGE ASSOCIATES, LLC
Statements of Financial Condition
March 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 194,097	$ 415,859
Accounts receivable	150,039	254,960
Deferred costs	333,790	-
Prepaid expenses	57,593	82,032
Total current assets	735,519	752,851
Property and equipment, net	63,454	103,293
Other assets:		
Investments, at cost	60,000	60,000
Interest receivable (stock subscription)	14,727	9,947
Other receivable	2,822	2,822
Other assets	13,990	13,990
Total assets	$ 890,512	$ 942,903
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 47,054	$ 86,340
Accrued compensation	43,716	39,101
Total current liabilities	90,770	125,441
Commitments and Contingencies (Note 5 and Note 7)		
Members' equity:		
Common members	(602,620)	(541,473)
Special Common members	67,789	71,007
Preferred A members	93,000	93,000
Preferred B members	1,310,000	1,263,355
Membership subscription receivable	(68,427)	(68,427)
Total members' equity	799,742	817,462
Total liabilities and members' equity	$ 890,512	$ 942,903

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Revenue and Expenses
Years Ended March 31, 2004 and 2003

	2004	2003
Revenue:		
Mergers and acquisitions	$ 1,162,369	$ 1,501,304
Private placements	299,167	-
Financial advisory	157,650	301,725
Reimbursed expenses	82,100	141,699
Less: referral fees	-	(120,561)
Total revenue	1,701,286	1,824,167
Operating expenses	1,745,640	2,584,985
Loss from operations	(44,354)	(760,818)
Other income:		
Interest income	8,044	8,410
Other income	-	1,670
Gain on sale of investment	18,590	-
Net loss	$ (17,720)	$ (750,738)

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Statements of Member's Equity
Years Ended March 31, 2004 and 2003

	Common Members	Special Common Members	Preferred A Members Redeemable	Preferred A Members Non Redeemable	Preferred B Members Redeemable	Preferred B Members Non Redeemable	Membership Subscription Receivable	Total
Balance, March 31, 2002	$ 171,728	$ 108,544	$ 18,600	$ 74,400	$ -	$ 468,470	$ (68,427)	$ 773,315
Issuance of preferred B interest (less issuance cost of $5,115)	-	-	-	-	-	794,885	-	794,885
Net loss	(713,201)	(37,537)	-	-	-	-	-	(750,738)
Balance, March 31, 2003	(541,473)	71,007	18,600	74,400	-	1,263,355	(68,427)	817,462
Redemption preference	-	-	-	-	1,263,355	(1,263,355)	-	-
Accretion of issuance costs related to redemption preference	(44,313)	(2,332)	-	-	46,645	-	-	-
Net loss	(16,834)	(886)	-	-	-	-	-	(17,720)
Balance, March 31, 2004	$ (602,620)	$ 67,789	$ 18,600	$ 74,400	$ 1,310,000	$ -	$ (68,427)	$ 799,742

The accompanying notes are an integral part of these financial statements

STONEBRIDGE ASSOCIATES, LLC
Statements of Cash Flows
Years Ended March 31, 2004 and 2003

		2004		2003
Cash flows from operating activities:				
Net loss	$	(17,720)	$	(750,738)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		39,840		52,355
Gain on sale of investment		(18,590)		-
Bad debt (recoveries)		-		(10,000)
Changes in operating assets and liabilities:				
Accounts receivable		104,921		61,641
Prepaid expenses		24,439		26,714
Deferred costs		(333,790)		-
Accrued interest receivable		(4,780)		(4,790)
Accounts payable and accrued expenses		(39,286)		56,058
Accrued compensation		4,614		2,005
Net cash used in operating activities		(240,352)		(566,755)
Cash flows from investing activities:				
Proceeds from sale of investment		18,590		-
Cash flows from financing activities:				
Financing costs		-		(5,115)
Proceeds from issuance of Preferred B interest		-		800,000
Net cash provided by financing activities		-		794,885
Net increase (decrease) in cash and cash equivalents		(221,762)		228,130
Cash and cash equivalents, beginning of year		415,859		187,729
Cash and cash equivalents, end of year	$	194,097	$	415,859

The accompanying notes are an integral part of these financial statements.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Stonebridge Associates, LLC (the "Company") was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. On certain engagements the Company collects retainers from customers as work is performed.

Change in Accounting Principle

Beginning April 1, 2003, the Company changed its method from recognizing revenue in accordance with Statement of Financial Accounting Standard No. 48, *"Revenue Recognition When Right of Return Exists"*, ("SFAS No. 48") to recognizing revenue in accordance with Security and Exchange Commission Staff Accounting Bulletin No. 101, *"Revenue Recognition in Financial Statements"*, ("SAB No. 101"). SFAS No. 48 requires the reserving against revenue, based on historical experience, for which services were provided but the customer has not completed the transaction. SAB No. 101 requires revenue to be recognized when the customer transaction is complete. The Company believes the new method better reflects the economic risks in the current market for its services. For the year ended March 31, 2003, applying the method retroactively would have resulted in an increase in revenues of $108,000 and a decrease in the net loss of $108,000. The proforma net loss and revenues of applying the method retroactively would have been $642,738 and $1,932,167, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight line method over the estimated useful lives of the related assets which are five years for computer equipment, seven years for office equipment, furniture, and fixtures, and the remaining lease term for leasehold improvements. Repair and maintenance costs are expensed as incurred. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2004 and 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Issuance Costs
Issuance costs consist of legal and accounting fees in connection with the issuance of preferred interests.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

Concentration of Credit Risk and Significant Customers
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its temporary cash investments with financial institutions which management considers to be of high credit quality. At times, such investments may be in excess of the Federal Insurance Deposit Corporation ("FDIC") insurance limit.

Accounts receivable are generated in the normal course of business as the Company bills its customers for services provided. Collateral is not required for accounts receivable, but ongoing credit evaluations of customers are performed. Management provides for an allowance for doubtful customer accounts on a specifically identified basis as well as through historical experience applied to an aging of accounts. Accounts receivables are written off when deemed uncollectible.

The Company had three customers whose accounts receivable balance represented approximately 38%, 20%, and 13% of the accounts receivable balance as of March 31, 2004. As of March 31, 2003, the Company had one customer whose accounts receivable balance represented approximately 59% of the accounts receivable balance.

Marketing and Advertising
The Company follows the policy of charging substantially all costs of marketing and advertising to expense as incurred. Marketing and advertising expense was $37,189 and $53,574 for the years ended March 31, 2004 and 2003, respectively.

Reimbursed Expenses
The Company accounts for reimbursed expenses in accordance with Emerging Issues Task Force No. 01-14, "*Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses*". Accordingly, all reimbursed expenses are included in gross revenue because the Company is the primary obligator, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company periodically evaluates its long-lived assets for events and circumstances that indicate a potential impairment. Long-lived assets primarily include property and equipment. For property and equipment, recoverability is assessed based on undiscounted expected cash flows from these assets, considering a number of factors, including past operating results, budgets and economic projections, market trends, and product development cycles. Impairment in the carrying value of each asset is assessed when the undiscounted expected cash flows derived from the asset are less than its carrying value. The amount of the impairment would equal the difference between the estimated fair value of the asset and its carrying value.

Recently Issued Accounting Standards

In May 2003, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standard No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Pursuant to FASB Staff Position No. 150-3, "*Effective Date, Disclosures, and Transition for Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*", the effective date of SFAS No. 150 has been deferred for nonpublic entities that are not Securities and Exchange Commission ("SEC") registrants. For non-public companies with financial instruments that are mandatorily redeemable on fixed dates for amounts that either are fixed or are determinable by reference to an interest rate index, currency index, or another external index, the provisions of SFAS 150 shall be effective for fiscal periods beginning after December 15, 2004. For all other financial instruments that are mandatorily redeemable, the provisions of SFAS No. 150 are deferred indefinitely pending further Board action. The Company is evaluating whether the adoption of SFAS No. 150 will have a material effect on its financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation. These reclassifications had no effect on the previously reported results of operations or accumulated deficit.

STONEBRIDGE ASSOCIATES, LLC
Notes to Financial Statements
Years Ended March 31, 2004 and 2003

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at March 31:

	2004	2003
Furniture and fixtures	$ 102,681	$ 102,681
Computer equipment	73,864	73,864
Leasehold improvements	103,681	103,681
	280,226	280,226
Less: accumulated depreciation	(216,772)	(176,933)
	$ 63,454	$ 103,293

Depreciation and amortization expense for the years ended March 31, 2004 and 2003 was $39,840 and $52,355, respectively.

NOTE 3 - INVESTMENTS

KaBloom, Ltd.
This investment consists of shares of Series B Convertible Preferred Stock in KaBloom, Ltd. The shares were received during the fiscal year ended March 31, 2001, as a partial payment for services rendered in connection with a private placement offering for KaBloom, Ltd. The shares were valued at the offering price and are non-voting shares subject to transfer restrictions because they were not registered under the Securities Act of 1934. Currently, no public market exists for these shares and the Company considers this to be a long-term investment and they are recorded at cost.

Gain on Sale of Investments
The Company received shares of stock in the demutualization of its key man life insurance carrier. The Company sold the shares and recorded the proceeds of $18,590 as a gain on sale of investments.

NOTE 4 - MEMBERS' EQUITY

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement (the "Operating Agreement") created two classes of ownership; Common Interest Members (the "Common Interest") and Class A Preferred Interest Members (the "Class A Interest").

On April 1, 2000, the members entered into a certain Amendment to the Operating Agreement (the "2000 Amendment") which created Special Common Interest Member (the "Special Common Interest"). Special Common Interest Members receive all the same rights (including without limitation, voting rights) as the Common Interest Members, except that Special Common Interest Members shall not be entitled to receive distributions upon dissolution other than an amount equal to any unreturned capital plus any earned but unpaid distributions.

On January 31, 2002, in connection with the redemption of the interest of certain Class A Interest members, the members approved the amendment of the Operating Agreement (the "Amended Operating Agreement").

NOTE 4 - MEMBERS' EQUITY (Continued)

The Amended Operating Agreement established the Class B Preferred Interest Members ("Class B Interest") while retaining the Class A Interest (collectively the "Preferred Interest Members").

The Company received proceeds of $800,000 and $510,000 during the years ended March 31, 2003 and 2002, respectively, in conjunction with the issuance of Class B Interests.

Allocation of Profits and Loss
Profits are allocated first to the Preferred Interest Members until they have received on a cumulative basis since inception of the Company, an amount of profits equal to all amounts of cash and property distributed to them under the Amended Operating Agreement other than distributions of unreturned capital with the balance to the Common Interest Members and Special Common Interest Members. All losses are distributed to Common Interest Members and Special Common Interest Members.

Distributions
Distributions of cash will first be made to all Common Interest Members in an amount sufficient to pay applicable tax obligations. Class A Preferred members will receive distribution of profits equal to 20% of their unreturned capital, then Class B Preferred members will receive distribution of profits equal to 15% of their unreturned capital. Thereafter, profits are allocated between and distributed to Class A Preferred members and Common Interest Members. All distributions are non-cumulative but Class A Preferred members are entitled to a cumulative rate of return including all prior distributions upon the Company's redemption of the Class A Preferred interest. Class B members' distributions are non-cumulative; they have no rights to receive any deficiencies from prior years. No member may transfer all or any part of their interest in the Company without prior written approval of the directors of the Company.

Redemption of Preferred Interests
Each Class A Preferred Interest member shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 20% of their originally outstanding Class A Preferred interest in the Company, at a price equal to their purchase price plus unpaid distributions of cash or property payable for the previous accounting year. After January 1, 2004, Class B Preferred Interest members shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 100% of their Class B Preferred interest at the purchase price equal to their unreturned capital plus unpaid distributions. At the Company's election, the purchase price will be paid (i) by a five-year promissory note of the Company, (ii) in cash, or (iii) by a combination of cash and such a promissory note. In the event that the Company elects to pay some or all of the purchase price by a promissory note of the Company, such note shall bear interest at the rate of 7% per annum or, if higher, at the applicable federal rate. In all events, such note shall have such terms as are necessary in order for it to qualify as capital for purposes of the rules and regulations of NASD Regulation, Inc.

Membership Subscription Receivable
On April 1, 2000, the Company issued a Special Common Interest Membership to a manager of the Company. In return for the Special Common Interest, the Company received $20,000 and issued a promissory note (the "Note") for $87,544 (the "Principal Amount") which was recorded as a subscription receivable in members' equity.

NOTE 4 - MEMBERS' EQUITY (Continued)

Membership Subscription Receivable
The Note bears interest at 7% which is payable in arrears on the last business day of each calendar year. The Note is secured by the member's 5% Special Common Interest in the Company, which may or may not provide adequate collateral for the Note. As a result, the Company applies variable plan accounting to the Note and, accordingly, compensation cost is estimated at the end of each period as the amount by which the fair value of the membership interest in the Company exceeds the exercise price of the membership interest to be paid for under the Note. As of March 31, 2004 and 2003 no compensation expense has been recorded, respectively.

As of March 31, 2004, required payments of principal and accrued interest had not been paid and accordingly the Note is in default. The Company has elected not to exercise its remedies applicable to the default on the Note. As of March 31, 2004 and 2003, the outstanding balance on the Note was $68,427. As of March 31, 2004 and 2003, accrued interest receivable is $14,727 and $9,947, respectively.

Option Agreement
On April 1, 2000, the Company entered into an option agreement (the "Option") with a member of management and holder of a Special Common Interest (the "Member"). The Member has the option to convert the Member's Special Common Interests to Common Interests at the Option exercise price of $88,256. The Option expires on the 10th anniversary of the Option agreement and upon the Member's election can be extended for an additional 10 year term. The Member is entitled to exercise the Option only in the event of a dissolution distribution of the Company pursuant to the Amended Operating Agreement. In the event the Member ceases to be employed or to be a member of the Company, the Option agreement and the Option will cease to be exercisable as of the effective date of the termination.

Because the option is exercisable only in the event of dissolution a measurement date for the Option was not able to be established and therefore is subject to variable plan accounting treatment, resulting in a re-measurement of the compensation expense at the end of each period. As of March 31, 2004 and 2003 no compensation expense has been recorded related to the Option, respectively.

NOTE 5 - COMMITMENTS

Operating Leases
The Company leases office and storage space in Boston, Massachusetts under an operating lease commencing on December 1, 2000 and expiring on November 30, 2005. This lease was amended on May 24, 2004, which extended the lease through August 31, 2011. Under the terms of the original and the amended lease, the Company assumes related operating expenses.

NOTE 5 – COMMITMENTS (Continued)

Minimum lease payments under the amended operating lease for the next five years are as follows:

2005	$ 228,319
2006	195,017
2007	206,207
2008	214,199
2009	214,199
	$ 1,057,941

Occupancy expense, including operating expenses, for the years ended March 31, 2004 and 2003 was $285,325 and $285,703, respectively.

Severance Agreement
The Company had a severance agreement with a former employee, which included guaranteed salary payments and payments of health insurance premiums. As of March 31, 2003, the total remaining cost of these obligations was $9,208 and was paid in full during fiscal year 2004.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to substantially all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2004 and 2003 were $25,086 and $38,375, respectively.

NOTE 7 - CONTINGENCIES

On January 16, 2004, the Company received notification from the liquidating supervisor of a former client who filed for bankruptcy. The liquidating supervisor asserts a claim against the Company for the recovery of allegedly preferential transfers related to service rendered and reimbursable expenses in the amount of $21,659. The Company believes the claim is completely without merit and intends to defend its position.

NOTE 8 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6.67% of aggregate liabilities and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1 as defined under such provisions.

Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004, the Company had net capital of $103,327 which was $97,272 in excess of its required net capital of $6,055. At March 31, 2003, the Company had net capital of $290,418 which was $282,051 in excess of its required net capital of $8,367. At March 31, 2004 and 2003, the Company's net capital ratio was .87 to 1 and .43 to 1, respectively.

NOTE 9 – SUBSEQUENT EVENTS

On May 31, 2004, two Common Interest Members contributed $70,000 for 6.68% Common Interest in the Company and one Class B member contributed $10,000 for Class B interests.

BROWN & BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for the purpose of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audits of the basic financial statements. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 12, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

STONEBRIDGE ASSOCIATES, LLC
Statements of Operating Expenses
Years Ended March 31, 2004 and 2003

	2004	2003
Salaries and bonuses	$ 917,459	$ 1,552,142
Occupancy expense	225,892	285,703
Payroll taxes	65,953	75,237
Employee benefits	59,363	83,075
Research	89,953	99,558
Travel	70,148	101,117
Accounting	40,620	45,295
Amortization and depreciation	39,840	52,355
Marketing and advertising	37,189	53,574
Retirement plan contributions	25,086	38,375
Meals and entertainment	28,177	25,874
Insurance	26,971	27,132
Temporary labor	16,146	18,335
Equipment rental	9,994	10,194
Recruiting	9,675	4,963
Subscriptions	8,602	12,378
Repairs and maintenance	8,040	5,290
Office expenses	29,584	55,166
NASD license fees	6,815	6,148
Contributions	6,290	4,675
Legal	7,208	17,468
Fees and services	6,007	7,328
Telephone	3,455	1,989
Messenger and delivery	6,177	10,652
Postage	996	962
Bad debt (recoveries)	-	(10,000)
	$ 1,745,640	$ 2,584,985

See auditors' report on supplementary information.

STONEBRIDGE ASSOCIATES, LLC
Computation of Net Capital
March 31, 2004

Total members' equity		$ 799,742
Less: Non-allowable assets		(696,415)
Net capital		103,327
Net capital requirement:		
1/15 x aggregate indebtedness or	$6,055	
minimum dollar net capital requirement	$5,000	6,055
Excess net capital		$ 97,272
Aggregate indebtedness		$ 90,770
Percentage of aggregate indebtedness to net capital		87%

BROWN & BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Members of
Stonebridge Associates, LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC (the "Company") for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonebridge Associates, LLC that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

90 Canal Street Boston MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brown & Brown, LLP

Boston, Massachusetts
May 12, 2004

STONEBRIDGE ASSOCIATES, LLC
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
March 31, 2004

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph K2 (B).

STONEBRIDGE ASSOCIATES, LLC
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
March 31, 2004

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1 are reconciled as follows:

Unaudited computation of net capital per most recent quarterly filing		$ 134,200
Audit adjustments:		
Adjust accrued expenses to actual	(30,873)	
Adjust prepaid expenses to actual	8,613	
Adjust accounts receivable for change in accounting policy	(1,041,219)	
Adjust deferred costs for change in accounting policy	333,790	
Change in non allowable assets:		
Adjust prepaid expenses to actual	(8,613)	
Adjust accounts receivable for change in accounting policy	1,041,219	
Adjust deferred costs for change in accounting policy	(333,790)	
Net change in net capital		(30,873)
Audited computation of net capital		$ 103,327